SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Electronics For Imaging, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

286082102

(CUSIP Number of Class of Securities (Underlying Common Stock))

John Ritchie

Electronics for Imaging, Inc.

303 Velocity Way

Foster City, California 94404-4803

(650) 357-3500

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Robert A. Koenig, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached are (i) the Preliminary Proxy Statement for the Annual Meeting of Stockholders of Electronics For Imaging, Inc. (“EFI” or the “Company”) to be held on June 19, 2009 (the “Preliminary Proxy Statement”), which contains, among other things, a proposal submitted to the Company’s stockholders to approve a one-time stock option exchange program for employees of the Company (the “Employee Stock Option Exchange Program”); (ii) a written communication sent by the Chief Executive Officer of EFI to the Company’s employees on May 6, 2009 regarding the proposed Employee Stock Option Exchange Program; (iii) a Proposed Employee Stock Option Exchange Program Q&A made available to the Company’s employees on May 6, 2009; and (iv) a written communication sent by the Chief Executive Officer of EFI to the Company business managers, human resources managers and investor relations team. Neither the Preliminary Proxy Statement nor the communications attached as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed Employee Stock Option Exchange Program will only be commenced, if at all, if stockholders approve the proposals to approve the Employee Stock Option Exchange Program and the Company’s 2009 Equity Incentive Award Plan.

The option exchange described in this Schedule has not yet commenced. EFI will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

In connection with the proposals to be voted on by EFI’s stockholders with respect to the option exchange program discussed in this Schedule, EFI has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. EFI stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the proposals, because they will contain important information about the proposals to be voted on by stockholders referenced in this Schedule.

EFI stockholders and option holders will be able to obtain the written materials described above and other documents filed by EFI with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by EFI with the SEC by directing a written request to: Electronics For Imaging, Inc., 303 Velocity Way, Foster City, California 94404, Attention: Investor Relations.

Item 12.	Exhibits.

Exhibit Number	Description
99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on May 5, 2009 and incorporated herein by reference).

99.2	Communication from EFI Chief Executive Officer Guy Gecht to EFI employees regarding the proposed Employee Stock Option Exchange Program, dated May 6, 2009.

99.3	Proposed Employee Stock Option Exchange Program Q&A, dated May 6, 2009.

99.4	Communication from EFI Chief Executive Officer to EFI business divisions managers, human resources managers and the investors relations team, dated May 6, 2009.